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                                                                      Exhibit 12


                                                                 August 26, 1998


FOR IMMEDIATE RELEASE

                     ALBERTSON'S, INC. EXTENDS TENDER OFFER


     Albertson's, Inc. (NYSE:ABS) announced today that it is extending its tender offer for all outstanding shares of common stock of Buttrey Food and Drug Stores Company (NASDAQ:BTRY) until 12:00 midnight New York City time on September 30, 1998. Albertson's noted that all other terms and conditions of its tender offer, including the purchase price of $15.50 per share, remain unchanged.

     Albertson's stated that it has reached a tentative agreement with the Federal Trade Commission (FTC) staff and the staff has submitted that agreement for approval by the FTC commissioners with a favorable recommendation.

     Albertson's also reiterated that it has agreed with Buttrey that it will amend its tender offer to accelerate the expiration date of the offer (and the date on which it will purchase tendered shares) to a date that is not less than ten business days following the date on which all conditions to the offer (including clearance by the FTC) are satisfied, if such change would result in an earlier expiration date. Notice of such amendment will be given promptly by press release.

     Albertson's tender offer was scheduled to expire at 12:00 midnight on September 1, 1998. The depositary for the offer, ChaseMellon Shareholder Services, L.L.C., has advised Albertson's that as of the close of business on Tuesday, August 25, 1998, approximately 8.5 million shares of Buttrey common stock, or approximately 98% of the total number of outstanding shares had been tendered pursuant to Albertson's offer.

     The Information Agent for the offer is Georgeson & Company Inc., and questions about the offer may be addressed to them by calling 212-440-9800 or 800-223-2064.



                                  (Continued)
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    Albertson's, Inc. is one of the largest retail food-drug chains in the
United States. The Boise, Idaho based company currently operates 932 retail stores in 24 Western, Midwestern and Southern states.

                                **********

CONTACT:
Albertson's, Inc., Boise, Idaho
Investor Relations
     A. Craig Olson 208/395-6284
     Renee Bergquist     208/395-6622
News Media               208/395-6392
     Mike Read
     Jenny Enochson




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